UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Sigma Designs, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value Per Share
(Title of Class of Securities)

826565103
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Thinh Q. Tran
President and Chief Executive Officer
Sigma Designs, Inc.
1778 McCarthy Blvd.
Milpitas, California 95035
(408) 262-9003
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

James J. Masetti, Esq. Pillsbury Winthrop Shaw Pittman LLP 2475 Hanover Street Palo Alto, California 94304 (650) 233-4500
________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                      Not applicable.
Form or Registration No.:                      Not applicable.
Filing party:                                             Not applicable.
Date filed:                                                Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ð third-party tender offer subject to Rule 14d-1.
☒   issuer tender offer subject to Rule 13e-4.
☐ð going-private transaction subject to Rule 13e-3.
☐ð amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of an anticipated program permitting eligible employees to exchange certain outstanding stock options for a lesser number of stock options with a lower exercise price (the “Exchange Offer”) by Sigma Designs, Inc. (“Sigma”). The anticipated Exchange Offer was mentioned in an email sent on June 17, 2009 by Thinh Q. Tran, Sigma’s President and Chief Executive Officer, to all employees of Sigma.  Attached as exhibits to this filing are (i) an email communication sent on June 17, 2009 by Thinh Q. Tran, Sigma’s President and Chief Executive Officer, to all employees of Sigma; and (ii) a set of questions and answers regarding the proposed Exchange Offer sent in an email on June 17, 2009 by Thinh Q. Tran, Sigma’s President and Chief Executive Officer, to all employees of Sigma.

Neither this information nor the email referenced above constitute an offer to purchase, or a solicitation of an offer to sell, Sigma securities.  Sigma has not initiated the Exchange Offer and will not do so unless it receives approval from its shareholders at its 2009 Annual Meeting of Shareholders.  Even if shareholder approval is obtained and if Sigma subsequently determines to proceed with the Exchange Offer, the tender offer will only be made through an offer to exchange and a related tender offer statement. The tender offer statement and election form will be emailed to all eligible employees on the commencement date of the Exchange Offer. The materials also will be available free of charge at the Securities and Exchange Commission’s website at http://www.sec.gov on and after that date. All eligible employees are advised to read these materials if and when they become available, as they will contain important information to help eligible employees decide whether or not to accept Sigma’s Exchange Offer.

Item 12.    Exhibits.

Exhibit No.          Description
99.1                      Email sent on June 17, 2009 by Thinh Q. Tran, Sigma’s President and Chief Executive Officer, toall employees of Sigma.
99.2                      Questions and Answers sent on June 17, 2009 by Thinh Q. Tran, Sigma’s President and ChiefExecutive Officer, to all employees of Sigma.

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